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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                          CHINA WORLD TRADE CORPORATION
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock $0.001 Par value Per Share
                ------------------------------------------------
                         (Title of Class of Securities)


                                    90210R305
                ------------------------------------------------
                                 (CUSIP Number)


                          Powertronic Holdings Limited
                              240-283 Clarke Place
                                 Richmond, B.C.
                                 Canada V6V 2H5

                                 With a copy to:

                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                             99 Queen's Road Central
                                    Hong Kong

                              Tel.: (852) 2526 6381
             =------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 24, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

-----------------------------------------
          CUSIP No. 90210R305
-----------------------------------------

---------------------------------------------------------------------------------------------------
 1    Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Powertronic Holdings Limited. I.R.S. Identification No. not applicable
---------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)             (a) [ ]

                                                                                      (b) [X]
---------------------------------------------------------------------------------------------------
 3    SEC Use Only
---------------------------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) 00
---------------------------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e): [ ]

---------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      The British Virgin Islands
---------------------------------------------------------------------------------------------------
Number of           7     Sole Voting Power:
Shares
Beneficially
Owned by           --------------------------------------------------------------------------------
Each                8     Shared Voting Power   6,000,000
Reporting                 (includes Shares of Common Stock issuable upon exercise
Person With               of 4,000,000 warrants)
                   --------------------------------------------------------------------------------
                    9     Sole Dispositive Power:


                   --------------------------------------------------------------------------------
                    10    Shared Dispositive Power   6,000,000
                          (includes Shares of Common Stock issuable upon exercise
                          of 4,000,000 warrants)
---------------------------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      6,000,000 Shares
---------------------------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares: (See Instructions) [ ]

---------------------------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      31.57%
---------------------------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      CO
---------------------------------------------------------------------------------------------------

-----------------------------------------
          CUSIP No. 90210R305
-----------------------------------------

---------------------------------------------------------------------------------------------------
 1    Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Keith Yat Chor Wong; I.R.S. Identification No. not applicable
---------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)             (a) [ ]

                                                                                      (b) [X]
---------------------------------------------------------------------------------------------------
 3    SEC Use Only
---------------------------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) PF
---------------------------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e): [ ]

---------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      Canada
---------------------------------------------------------------------------------------------------
Number of           7     Sole Voting Power:
Shares
Beneficially
Owned by           --------------------------------------------------------------------------------
Each                8     Shared Voting Power   3,000,000
Reporting                 (includes Shares of Common Stock issuable upon exercise
Person With               of 2,000,000 warrants)
                   --------------------------------------------------------------------------------
                    9     Sole Dispositive Power:


                   --------------------------------------------------------------------------------
                    10    Shared Dispositive Power   3,000,000
                          (includes Shares of Common Stock issuable upon exercise
                          of 2,000,000 warrants)
---------------------------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      3,000,000 Shares
---------------------------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares: (See Instructions) [ ]

---------------------------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      15.79%
---------------------------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      IN
---------------------------------------------------------------------------------------------------

-----------------------------------------
          CUSIP No. 90210R305
-----------------------------------------

---------------------------------------------------------------------------------------------------
 1    Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Clarence Sai Yee Chan. I.R.S. Identification No. not applicable
---------------------------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)             (a) [ ]

                                                                                      (b) [X]
---------------------------------------------------------------------------------------------------
 3    SEC Use Only
---------------------------------------------------------------------------------------------------
 4    Source of Funds (See Instructions) PF
---------------------------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e): [ ]

---------------------------------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      Canada
---------------------------------------------------------------------------------------------------
Number of           7     Sole Voting Power:
Shares
Beneficially
Owned by           --------------------------------------------------------------------------------
Each                8     Shared Voting Power   3,000,000
Reporting                 (includes Shares of Common Stock issuable upon exercise
Person With               of 2,000,000 warrants)
                   --------------------------------------------------------------------------------
                    9     Sole Dispositive Power:


                   --------------------------------------------------------------------------------
                    10    Shared Dispositive Power   3,000,000
                          (includes Shares of Common Stock issuable upon exercise
                          of 2,000,000 warrants)
---------------------------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      3,000,000 Shares
---------------------------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions) [ ]

---------------------------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
      15.79%
---------------------------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)
      IN
---------------------------------------------------------------------------------------------------

                            STATEMENT TO SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value US$0.001 per share (the "Shares") of China World Trade Corporation (the "Issuer").

     The address of the principal executive office of the Issuer is 4th Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, P.R.C. 510620.


ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Powertronic Holdings Limited, a British Virgin Islands limited liability ("Powertronic"), Messrs. Keith Yat Chor Wong ("Mr. Wong") and Messrs. Clarence Sai Yee Chan ("Mr. Chan"), (sometimes referred to herein collectively as the "Reporting Persons"). Powertronic directly owns 6,000,000 Shares (includes 4,000,000 Shares of Common Stock issuable upon exercise of 4,000,000 warrants issued to Powertronic). Each of Mr. Wong and Mr. Chan is the indirect beneficial owner of the 3,000,000 Shares by virtue of their respective 50% ownership of the authorized and issued share capital of Powertronic. Mr. Wong and Mr. Chan are directors of Powertronic.

(b) The Reporting Persons' business address is 240-283 Clarke Place, Richmond, B.C., Canada, V6V 2H5.

(c)  The Reporting Persons' principal occupation is private investment.

(d) During the past five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations as similar misdemeanors).

(e) The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Powertronic is a limited liability company established in the British Virgin Islands. Each of Mr. Wong and Mr. Chan is a Canadian citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 24, 2003, pursuant to a share purchase agreements dated September 3, 2002 and December 17, 2002, respectively, (collectively, the "Share Purchase Agreements"), entered into between Powertronic and the Issuer, Powertonic acquired 2,000,000 shares of common stock ("Shares") of the Company and warrants (the "Warrants") to purchase an additional 4,000,000 Shares. The Warrants are exercisable within two years of their issue at an exercise price of US$0.575 per Share The total purchase price for the 2,000,000 Shares and the 4,000,000 Warrants was US$1,000,000. The Shares and Warrants were acquired with personal funds from Mr. Wong and Mr. Chan.


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons entered into the above mentioned transaction to acquire the Shares and the Warrants for investment purposes. The Shares and Warrants were acquired pursuant to the Share Purchase Agreements as described in
Item 3 above.

     The Reporting Persons intends to review on a continuing basis their investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Issuer.

     Except as set forth in the previous paragraphs, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a) - (i) above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 24, 2003, each Reporting Person may be deemed to beneficially own shares of Common Stock as set forth in the following table:

                                        Number of Share     Percentage of Total
                                        ---------------     -------------------
          Powertronic                      6,000,000              31.57%

          Keith Yat Chor Wong              3,000,000              15.79%

          Clarence Sai Yee Chan            3,000,000              15.79%

     (b) The number of Shares which each Reporting Person has voting or dispositive power is set forth as follows:

          (1)  Sole power to vote or to direct the vote:
               0 shares for each of Powertronic, Mr. Wong and Mr. Chan.

          (2)  Shared power to vote or direct the vote:

               Reporting Person          Number of Shares
               ----------------          ----------------
               Powertronic               6,000,000
               Mr. Wong                  3,000,000
               Mr. Chan                  3,000,000

          (3)  Sole power to dispose or direct the disposition of:
               0 shares for each of Powertronic, Mr. Wong and Mr. Chan.

          (4)  Shared power to dispose or direct the disposition of:

               Reporting Person          Number of Shares
               ----------------          ----------------
               Powertronic               6,000,000
               Mr. Wong                  3,000,000
               Mr. Chan                  3,000,000

     (c) Except for the acquisition of the 2,000,000 Shares and 4,000,000 Warrants described in Item 3 above, the Reporting Persons have not engaged in any transactions with respect to any securities of the Issuer during the past sixty (60) days.

     (d) and (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.               DESCRIPTION
-----------               -----------
   4.1*                   Share Purchase Agreement dated September 3, 2002, between the Issuer and Powertronic Holdings Limited;

   4.2*                   Warrants dated January 24, 2003, issued by the Issuer to Powertronic Holdings Limited;

   4.3*                   Share Purchase Agreement dated December 17, 2002, between the Issuer and Powertronic Holdings Limited

   4.4*                   Warrants dated January 24, 2003, issued by the Issuer to Powertronic Holdings Limited


--------------------------------------------------------------------------------

* Previously filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from, the Issuer's Form 8-K filed on March 3, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 1, 2003



                                             Signature   /s/ Keith Wong
                                             -----------------------------------
                                             Name/Title: Director
                                                         For and on behalf of
                                                         Powertronic Holdings
                                                         Limited
                                                         By Keith Wong



     Dated: April 1, 2003



                                             Signature   /s/ Keith Wong
                                             -----------------------------------
                                             Name/Title: Keith Yat Chor Wong



     Dated: April 2, 2003



                                             Signature   /s/ Clarence Chan
                                             -----------------------------------
                                             Name/Title: Clarence Sai Yee Chan